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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BIOJECT MEDICAL TECHNOLOGIES INC.
(Name of subject company issuer)

BIOJECT MEDICAL TECHNOLOGIES INC.
(Name of filing persons, offeror)

Options to Purchase Common Stock
(Title and Class of Securities)

09059T 20 6
(CUSIP Number of Class of Securities of Underlying Common Stock)

John Gandolfo
Chief Financial Officer and Vice President, Finance
Bedminster Professional Center
211 Somerville Road (Route 202 North)
Bedminster, NJ 07921
(908) 470-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Todd A. Bauman, Esq.
Steven H. Hull, Esq.
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204
(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$481,323	$60.98

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 423,287 shares of common stock of Bioject Medical Technologies Inc., having an aggregate value of $481,323 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of July 26, 2004.

** $126.70 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Advisory # 7 for Fiscal Year 2004.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Not applicable
Filing Party:	Not applicable
Form or Registration No.:	Not applicable
Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐ third-party tender offer subject to Rule 14d-1.

    ☒ issuer tender offer subject to Rule 13e-4.

    ☐ going-private transaction subject to Rule 13e-3.

    ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET

        The information set forth under the heading "Summary of Terms" beginning on page 1 of the Stock Option Exchange Program Offer to Exchange, dated July 29, 2004 (the "Offer to Exchange"), filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a)   Name and Address. The name of the issuer is Bioject Medical Technologies Inc., an Oregon corporation (the "Company"), the address of its principal executive office is 211 Somerville Road (Route 202 North), Bedminster, New Jersey 07921, and its telephone number is (908) 470-2800. The information beginning on page 23 of the Offer to Exchange under the heading "Information About Bioject" is incorporated herein by reference.

        (b)   Securities. This Schedule TO relates to an offer by the Company to exchange certain options to purchase our common stock held by eligible employees of the Company. The information set forth on page 12 of the Offer to Exchange under the heading "The Offer—Number of Options" is incorporated herein by reference.

        (c)   Trading Market and Price. The Company's common stock is traded on The Nasdaq Small Cap Market under the symbol "BJCT." The information set forth on page 19 of the Offer to Exchange under the heading "The Offer—Price Range of Common Stock Underlying the Options" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        (a)   Name and Address. Bioject Medical Technologies Inc. is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth on page B-1 of the Offer to Exchange under the heading "Appendix B—Information About Our Directors and Executive Officers" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

        (a)   Material Terms. The information set forth in the Offer to Exchange under the heading "Summary of Terms" on page 1, "The Offer—Eligible Employees" on page 12, "The Offer—Number of Options" on page 12, "The Offer—Expiration Date; Extension of Offer" on page 13, "The Offer—Procedures for Making an Election and Exchanging Options" on page 14, "The Offer—Changing or Withdrawing Your Election" on page 15, "The Offer—Acceptance of Options for Exchange and Issuance of New Options" on page 16, "The Offer—Source and Amount of Consideration" on page 20, "The Offer—Conditions of the Offer" on page 20, "The Offer—Termination; Amendment" on page 22, "Accounting Consequences to us of the Option Exchange" on page 25, "Status of Options Accepted by us in the Offer" on page 26, "Legal Matters; Regulatory Approvals" on page 26 and "Material United States Tax Consequences "on page 26 is incorporated herein by reference.

        (b)   Purchases. The information set forth on page 24 of the Offer to Exchange under the heading "Interests of Our Directors and Officers" is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)   Agreements Involving the Subject Company's Securities. The information set forth on page 24 of the Offer to Exchange under the heading "Interests of Our Directors and Officers" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   Purposes. The information set forth in the Offer to Exchange under the heading "The Offer—Purpose of the Offer" on page 13 is incorporated herein by reference.

        (b)   Use of Securities Acquired. The information set forth in the Offer to Exchange under the heading "The Offer—Acceptance of Options for Exchange and Issuance of New Options" on page 16, "Accounting Consequences to us of the Option Exchange" on page 25 and "Status of Options Accepted by us in the Offer" on page 26 is incorporated herein by reference.

        (c)   Plans. At present, the Board of Directors of the Company is composed of eight (8) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of its debt or equity securities. The information set forth in the Offer to Exchange under the heading "Transactions and Arrangements Involving the Options" on page 25 is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)   Source of Funds. The information set forth in the Offer to Exchange under the heading "The Offer—Source and Amount of Consideration" on page 20 is incorporated herein by reference.

        (b)   Conditions. Not applicable.

        (d)   Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)   Securities Ownership. The information set forth in the Offer to Exchange under the heading "Interests of Our Directors and Officers" on page 24 is incorporated herein by reference.

        (b)   Securities Transactions. The information set forth in the Offer to Exchange under the heading "Transactions and Arrangements Involving Our Stock Options and Common Stock" on page 25 is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS

        (a)   Financial Information. The information set forth in the Offer to Exchange under the heading "Financial Information" on page 24, "Additional Information" on page 28, the financial information included under Item 8 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and under Item 1 in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2004 is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION

        (a)   Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under the heading "Legal Matters; Regulatory Approvals "on page 26 is incorporated herein by reference.

        (b)   Other Material Information. Not applicable.

ITEM 12. EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 29, 2004.
(a)(1)(B)	Form of Transmittal Letter.
(a)(1)(C)	Form of Stock Option Exchange Election Form.
(a)(1)(D)`	Form of Confirmation of Cancellation of Eligible Options and Promise to Grant New Options.
(a)(1)(E)	Bioject Medical Technologies Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 16, 2004, and incorporated herein by reference.
(a)(1)(F)	Bioject Medical Technologies Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 24, 2004 and incorporated herein by reference.
(a)(1)(G)	Bioject Medical Technologies Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on May 12, 2004 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Bioject Medical Technologies Inc.'s Restated 1992 Stock Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 19, 2003).
(d)(2)	Form of Incentive Stock Option Agreement for replacement options pursuant to the Bioject Medical Technologies Inc. Restated 1992 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 29, 2004, filed as Exhibit (a)(1)(A) hereto).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2004	BIOJECT MEDICAL TECHNOLOGIES INC.
/s/ JOHN GANDOLFO Chief Financial Officer and Vice President, Finance

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 29, 2004.
(a)(1)(B)	Form of Transmittal Letter.
(a)(1)(C)	Form of Stock Option Exchange Election Form.
(a)(1)(D)	Form of Confirmation of Cancellation of Eligible Options and Promise to Grant New Options.
(a)(1)(E)	Bioject Medical Technologies Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 16, 2004, and incorporated herein by reference.
(a)(1)(F)	Bioject Medical Technologies Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 24, 2004 and incorporated herein by reference.
(a)(1)(G)	Bioject Medical Technologies Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on May 12, 2004 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Bioject Medical Technologies Inc.'s Restated 1992 Stock Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 19, 2003).
(d)(2)	Form of Incentive Stock Option Agreement for replacement options pursuant to the Bioject Medical Technologies Inc. Restated 1992 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 29, 2004, filed as Exhibit (a)(1)(A) hereto).
(g)	Not applicable.
(h)	Not applicable.

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TABLE OF CONTENTS
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX